                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                              SCHEDULE 13G
                             (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                          (Amendment No. ___1___)*

                            1-800-FLOWERS.COM, Inc.
                              (Name of Issuer)

                             Class A Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 68243Q106
--------------------------------------------------------------------------------
                              (CUSIP Number)

                                12/31/2003
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68243Q106                     13G               PAGE  2   OF  5  PAGES


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	Names of Reporting Persons
	I.R.S. Identification Nos. of Above Persons (Entities Only)

        Munder Capital Management
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]

        (See Instructions)                                   (b) [ ]
--------------------------------------------------------------------------------
  3     SEC Use Only

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  4     Citizenship or Place of Organization
        State of Delaware
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    Number of
                           5       Sole Voting Power
      Shares
                                   1,590,063
                           -----------------------------------------------------
   Beneficially     	   6       Shared Voting Power
                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each 			   1,590,063
                           -----------------------------------------------------
     Reporting      	   8       Shared Dispositive Power

    Person With                    0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person
        1,590,063
--------------------------------------------------------------------------------
 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]
       (See Instructions)
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)
        5.5%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)
        IA
--------------------------------------------------------------------------------

CUSIP NO. 68243Q106                     13G          	 PAGE  3   OF  5  PAGES

Item 1.

	(a)	Name of Issuer:

		1-800-FLOWERS.COM, Inc.

	(b)	Address of Issuer's Principal Executive Offices:

		1-800-FLOWERS.COM, Inc.
		1600 Stewart Avenue
		Westbury, New York 11590

Item 2.
	(a)	Name of Person Filing:

		Munder Capital Management ("Munder")

	(b)	Address of Principal Business Office:

		Munder Capital Center
		480 Pierce Street
		Birmingham, MI  48009

	(c)	Citizenship:

		Munder is a general partnership formed under the laws of the State of Delaware

	(d)	Title of Class of Securities:

		Class A Common Stock

	(e)	CUSIP Number:

		68243Q106

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or
		13d-2(b), check whether the person filing is a:

/X/	(e)	an investment adviser in accordance with Rule13d-1 (b)(1)(ii)(E)

CUSIP NO. 68243Q106                      13G        	   PAGE  4  OF  5  PAGES

Item 4.		Ownership

	(a)	Amount Beneficially Owned:

		1,590,063 shares  (the "Common Stock")

	(b)	Percent of Class

		5.5%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or direct the vote:

				1,590,063

		(ii)	shared power to vote or direct the vote:

				0

		(iii)	sole power to dispose or to direct the disposition of:

				1,590,063

		(iv)	shared power to dispose or direct the disposition of:

				0

Item 5.		Ownership of Five Percent or Less of a Class

		Not Applicable.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person

		While Munder is the beneficial owner of the shares of Common Stock of the Company, Munder is the beneficial owner of such stock on behalf of numerous clients who have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Common Stock. No such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

Item 7.		Identification and Classification of the Subsidiary Which
		Acquired the Security Being Reported on by the Parent Holding
		Company

		Not Applicable.

CUSIP NO. 68243Q106                        13G            PAGE  5  OF  5  PAGES


Item 8.		Identification and Classification of Members of the Group

		Not Applicable.


Item 9.		Notice of Dissolution of Group

		Not Applicable.


Item 10.	Certification

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					     MUNDER CAPITAL MANAGEMENT,
					     a Delaware general partnership


					     By:    /s/ Mary Ann C. Shumaker

Dated:      2/13/2004                        Its:   Associate General Counsel